

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 6, 2017

Yefang Zhang
Chief Executive Officer
Farmmi, Inc.
No. 307, Tianning Industrial Area
Lishui, Zhejiang Province
People's Republic of China 323000

> **Re: Farmmi, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 12, 2017**
> **CIK No. 0001701261**

Dear Ms. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2017 letter.

Company Overview, page 1

1.   Please include disclosure on page 1 to the summary section to clarify that the registrant, a Cayman Islands holding company, does not directly own substantially all of its business operations in the PRC, and the business you are describing is the business of your variable interest entities (VIE).

Company Structure, page 2

2.   We have considered your revisions in response to prior comment 6. It remains unclear from your response, however, how the series of contractual arrangements grant you "effective control" over the Nonguyuan Network or receipt of all of the economic

benefits. Please expand here and also in your later disclosure on page 50 to outline the material provisions of each of these arrangements and describe safeguards, if any, in such agreements that serve to ensure your control over PRC operations. Please also update your risk factor disclosure on page 20 regarding these contractual arrangements to accurately reference your later general discussion of the VIE structure beginning on page 49.

Risk Factors, page 10

3.   We note your response to prior comment 3. Please include a risk factor to clarify that you will not have immediate access to the offering proceeds to develop your business because such proceeds must be remitted to China pending governmental approval.

Raw Materials and Suppliers, page 70

4.   We note your revisions in response to prior comment 17. Please supplement your current disclosure to better differentiate between the services handled internally in contrast to those provided by Jingning Liannong Trading Co. and Qingyuan Nongbang Trading Company. For instance, we note that you "process" dried edible fungi at your own processing plants and, further, may undertake to dehydrate received products again to ensure uniformity in dryness. Explain whether these processes are conducted within separate facilities or handled autonomously by these two companies, upon instruction of noncompliance. We also note from your MD&A disclosure that the allocation of your total purchases vary significantly year over year between these suppliers. Please revise to explain further how you determine the supplier from which to purchase your product.

5.   Please also file your executed sales agreement with China Forest Products Corp. and China National Tree Seed Corporation as exhibits to your registration statement.

Related Party Transactions, page 107

6.   We note your revised disclosure in response to prior comment 23. Please also file the executed non-competition agreements as exhibits to you registrations statement or, alternatively, explain why you do not believe you are required to do so.

Experts, page 140

7.   We note your disclosure indicating that Friedman LLP has audited your consolidated financial statements not only for the 2015 and 2016 fiscal years, but also for the six month interim periods ended March 31, 2017 and 2016. However, the audit opinion on page F-23 does not extend to the interim periods, and the interim financial statements on pages F-1 through F-20 are labeled as unaudited. Please revise as necessary to resolve this inconsistency. Additionally, if the interim financial statements have been audited, please obtain and file an appropriate auditor's report.

Financial Statements

Note 6 — Advance to suppliers, page F-14

8.   We understand from your disclosures under this heading, along with the corresponding Note 6 on page F-35, and the accounting policy note on page F-30, that you have certain obligations under agreements with two key suppliers, and have made advance payments for products. Please expand your disclosures to address the following points and submit the underlying agreements for review.

- Describe the provisions of the agreements that "ensure continuous high quality supply and favorable purchase prices" as disclosed; clarify how the purchase prices are established and adjusted if necessary to ensure these are favorable at the outset of the advance and until delivery occurs.

- Describe the provisions underlying your statement that pursuant to these agreements you are "guaranteed to receive steady supplies"; explain how the delivery and harvest intervals correlate with your fiscal reporting cycle and payments you are required to make under these agreements.

- Specify the "total purchase amount" and product quantities that will be acquired pursuant to these agreements, indicate whether certain quantities correlate with the amounts advanced at any given time, and describe any provisions governing future adjustments to quantities and prices.

- Explain how the amounts that must be prepaid are determined in the application of your policy disclosure, stating "the Company is required from time to time to make cash advances when placing its purchase orders."

- With regard to your policy disclosure stating that you review the amounts advanced periodically and make "general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies," describe the manner by which you assess this ability and determine whether a general allowance or a specific allowance is appropriate and necessary. Also describe the provisions of the agreements under which a supplier would be required to refund the amounts advanced.

- Identify any aspects of your periodic reviews of the amounts advanced which evaluate recoverability based on the market values of the contracted volumes of product that will be received in satisfaction of these amounts.

- Please identify the specific authoritative accounting literature that you have relied upon in accounting for these agreements, considering any provisions for quantity and price guarantees, and recovery of cash advances. Please also address those provisions that govern the transfer of ownership to the product and risk of loss.

• Please file the April 1, 2016 supply agreements between you and Jingning Liannong Trading Co., Ltd and Qingyuan Nongbang Mushroom Industry Co., Ltd as exhibits to comply with Item 601(b)(10)(ii)(B) of Regulation S-K.

Note 14 – Segment Reporting, page F-19

9. We note your response to prior comment 25, explaining that your Chief Operating Decision Maker (CODM) function includes both your CEO and CFO, that the CODMs "primarily use revenue data" to make resource allocation decisions, and that you do not have discrete financial information available for each product category. However, we also note that you disclose revenues, costs of sales, and gross profits for each product category on pages 49-52, and address the stability of gross margins among product groups in the accompanying discussion and analysis. You also claim that your products have similar economic characteristics in your response.

Given the discrete financial information that you have disclosed, along with your assessments of gross margin and economically similarity, please further clarify the scope of the financial information that is regularly reviewed by your CODM team in allocating resources and assessing performance, and explain how this has been considered in identifying your operating segments.

10. We note you have added disclosure in both your interim and annual financial statements describing "the management approach" you have utilized in identifying your "reportable operating segments" and explaining that you have only one segment. Please revise such disclosures, as appear on pages F-19 and F-41, to differentiate between operating segments that are identified based on the guidance in ASC 280-10-50-1 through 50-9 and reportable segments that are identified based on the guidance in ASC 280-10-50-10 through 50-19, which include the provisions for applying aggregation and quantitative criteria to the operating segments.

Please identify any operating segments that you believe have been properly aggregated in any one reportable segment, and explain how you have applied the guidance in ASC 280-10-50-11in making this determination; it should be clear whether you have just one operating segment and therefore one reportable segment, or several operating segments aggregated into one reportable segment.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Anthony W. Basch, Esq.
        Xiaoqin Li, Esq.
        Kaufman & Canoles, P.C.